Exhibit 99.1

51Talk Online Education Group Announces Transfer to NYSE American

SINGAPORE, May 23, 2023 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE: COE), a global online education platform with core expertise in English education, announced today that it will transfer the listing of its American Depositary Shares from the New York Stock Exchange to NYSE American LLC (“NYSE American”). The Company has received the approval for listing from the NYSE American on May 22, 2023.

In connection with the transfer, the Company will voluntarily delist from the New York Stock Exchange (“NYSE”), and will continue to trade on the NYSE until the delisting is complete. The Company expects to begin trading on the NYSE American on or about May 26, 2023 under its current ticker symbol of COE.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About 51Talk Online Education Group

51Talk Online Education Group (NYSE: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

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